Exhibit 5.1

December 12, 2012

SandRidge Energy, Inc.

123 Robert S. Kerr Avenue

Oklahoma City, OK 73102

Ladies and Gentlemen:

I am General Counsel of SandRidge Energy, Inc., a Delaware corporation (the “Company”), and have acted as such in connection with the preparation of a Registration Statement on Form S-8 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission on the date hereof. The Registration Statement relates to the registration of the offer and sale by the Company under the Securities Act of 1933 (the “Securities Act”) of 6,000,000 shares of the Company’s common stock, par value $0.001 per share (the “Common Shares”), issuable under the SandRidge Energy, Inc. 2009 Incentive Plan (the “Plan”), including the associated preferred stock purchase rights (the “Rights”) issuable under the Rights Agreement, dated as of November 19, 2012 (the “Rights Agreement”), between the Company and American Stock Transfer & Trust Company, LLC, as rights agent (the “Rights Agent”).

In connection with the opinion expressed herein, I have reviewed such corporate records, certificates and other documents and such questions of law as I have deemed necessary or appropriate for the purposes of this opinion. I have assumed that all signatures are genuine, that all documents submitted to me as originals are authentic and that all copies of documents submitted to me conform to the originals.

I have further assumed that the Rights Agent has duly authorized, executed and delivered the Rights Agreement. I have also assumed that members of the Board of Directors of the Company acted in a manner consistent with their fiduciary duties as required under applicable law in adopting the Rights Agreement.

I have relied as to certain matters on information obtained from public officials, officers of the Company and other sources I believe to be responsible.

Based upon the foregoing, I am of the opinion that the Common Shares and associated Rights have been duly authorized and that the Common Shares and associated Rights, when duly issued and sold in accordance with the terms of the Plan, will be validly issued, and the Common Shares will be fully paid and non-assessable.

December 12, 2012

Page Two

My opinion above with respect to the due authorization and valid issuance of the Rights does not address the determination a court of competent jurisdiction may make regarding whether the Board of Directors of the Company would be required to redeem or terminate, or take other action with respect to, the Rights at some future time based on the facts and circumstances existing at that time. Further, such opinion addresses the Rights and the Rights Agreement in their entirety and not any particular provision of the Rights or the Rights Agreement, it being understood that it is not settled whether the invalidity of any particular provision of a rights agreement or of rights issued thereunder would result in invalidating such rights in their entirety.

The foregoing opinion is limited in all respects to the General Corporation Law of the State of Delaware (including the applicable provisions of the Delaware Constitution and the reported judicial decisions interpreting these laws) and the federal securities laws of the United States of America. I do not express any opinion herein on the laws of any other jurisdiction.

I hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement and to the reference to my name under the heading “Interests of Named Experts and Counsel” in the Registration Statement. In giving such consent, I do not thereby admit that I am in the category of persons whose consent is required under Section 7 of the Securities Act.

Sincerely,

/s/ Philip T. Warman
Philip T. Warman
Senior Vice President, General Counsel and Corporate Secretary